Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 29, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Form 6-K for the quarter ended December 31, 2021, filed with United States Securities and Exchange Commission.

This is to inform you that the Company has filed its unaudited condensed consolidated interim financial statements prepared under IFRS in Form 6-K for the quarter ended December 31, 2021, with the United States Securities and Exchange Commission on January 28, 2022. A copy of the Form 6-K is attached. The Form 6-K is also available on the Company’s website, www.drreddys.com.

This is for your information.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd. (Stock Code: DRREDDY)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2021

Commission File Number 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Translation of registrant's name into English)

8-2-337, Road No. 3, Banjara Hills
Hyderabad, Telangana 500 034, India
+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:21:27 +05'30'

QUARTERLY REPORT
Quarter Ended December 31, 2021

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to "$" or "dollars" or "U.S.$" or "U.S. dollars" are to the legal currency of the United States, references to "Rs." or "rupees" or "Indian rupees" or "INR" are to the legal currency of India, references to "MXN" are to the legal currency of Mexico, references to "ZAR" are to the legal currency of South Africa, references to "UAH" are to the legal currency of Ukraine, references to "GBP" are to the legal currency of United Kingdom and references to "EUR" or "euros" are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year. References to "ADSs" are to our American Depositary Shares. All references to "IAS" are to the International Accounting Standards, to "IASB" are to the International Accounting Standards Board, to "IFRS" are to International Financial Reporting Standards as issued by the IASB, to "SIC" are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to "FVTOCI" are to fair value through other comprehensive income and to "FVTPL" are to fair value through profit and loss.

References to "U.S. FDA" are to the United States Food and Drug Administration, to "ANDS" are to Abbreviated New Drug Submissions, to "NDAs" are to New Drug Applications, and to "ANDAs" are to Abbreviated New Drug Applications.

References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "EU" are to the European Union. References to "CIS" are to the Commonwealth of Independent States, which is comprised of certain countries of the former Soviet Union. All references to "we", "us", "our", "DRL", "Dr. Reddy's" or the "Company" shall mean Dr. Reddy's Laboratories Limited and its subsidiaries. "Dr. Reddy's" is a registered trademark of Dr. Reddy's Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy's Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) ("IQVIA"), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.74.39, as published by Federal Reserve Board of Governors on December 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

- in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

VIVEK
MITT
AL

- in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

- our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

- compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

- other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

- our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace;

- compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial positions, results of operations, and/or cash flows; and

- those discussed in the sections entitled "risk factors" in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2021 and "operating and financial review and prospects" and elsewhere in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2021 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

TABLE OF CONTENTS

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:22:17 +05'30'

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY'S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of		
Particulars	**Note**	**December 31, 2021** *Convenience translation (See Note 2(d))*	**December 31, 2021**	**March 31, 2021**
ASSETS				
Current assets				
Cash and cash equivalents	4	U.S.$ 295	Rs. 21,976	Rs. 14,829
Other investments	5	178	13,224	19,744
Trade and other receivables	6	839	62,446	49,641
Inventories	7	668	49,675	45,412
Derivative financial instruments		24	1,801	1,218
Tax assets		48	3,561	2,745
Other current assets		188	13,995	14,509
Total current assets before assets held for sale		**U.S.$ 2,241**	**Rs. 166,678**	**Rs. 148,098**
Assets held for sale		2	151	151
Total current assets		**U.S.$ 2,243**	**Rs. 166,829**	**Rs. 148,249**
Non-current assets				
Property, plant and equipment	8	U.S.$ 846	Rs. 62,971	Rs. 57,111
Goodwill	9	61	4,546	4,568
Other intangible assets	10	431	32,035	35,648
Trade and other receivables	6	1	61	118
Investment in equity accounted investees		56	4,135	3,375
Other investments	5	32	2,356	4,958
Deferred tax assets		116	8,628	10,630
Other non-current assets		13	938	834
Total non-current assets		**U.S.$ 1,555**	**Rs. 115,670**	**Rs. 117,242**
Total assets		**U.S.$ 3,798**	**Rs. 282,499**	**Rs. 265,491**
LIABILITIES AND EQUITY				
Current liabilities				
Trade and other payables		U.S.$ 329	Rs. 24,492	Rs. 23,744
Short-term borrowings	11	287	21,331	23,136
Long-term borrowings, current portion	11	11	800	864
Provisions		54	4,008	3,435
Tax liabilities		21	1,588	1,389
Derivative financial instruments		2	128	326
Bank overdraft		-	-	9
Other current liabilities		421	31,307	30,488
Total current liabilities		**U.S.$ 1,125**	**Rs. 83,654**	**Rs. 83,391**
Non-current liabilities				
Long-term borrowings	11	U.S.$ 81	Rs. 6,033	Rs. 6,299
Deferred tax liabilities		1	108	338
Provisions		1	58	58
Other non-current liabilities		35	2,630	2,343
Total non-current liabilities		**U.S.$ 119**	**Rs. 8,829**	**Rs. 9,038**
Total liabilities		**U.S.$ 1,243**	**Rs. 92,483**	**Rs. 92,429**
Equity				
Share capital	12	U.S.$ 11	Rs. 833	Rs. 832
Treasury shares	12	(22)	(1,612)	(1,967)
Share premium		124	9,256	8,887
Share-based payment reserve		20	1,513	1,461
Capital redemption reserve		2	173	173
Special economic zone re-investment reserve		13	982	1,326
Retained earnings		2,351	174,914	156,023
Other components of equity		53	3,957	6,327
Total equity		**U.S.$ 2,554**	**Rs. 190,016**	**Rs. 173,062**
Total liabilities and equity		**U.S.$ 3,798**	**Rs. 282,499**	**Rs. 265,491**

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY'S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
(in millions, except share and per share data)

Particulars	Note	For the nine months ended December 31, 2021 *Convenience translation (See Note 2(d))*		For the nine months ended December 31, 2021		For the nine months ended December 31, 2020		For the three months ended December 31, 2021		For the three months ended December 31, 2020	
Revenues	13	U.S.$	2,151	Rs.	160,023	Rs.	142,438	Rs.	53,197	Rs.	49,296
Cost of revenues			1,007		74,926		64,736		24,585		22,758
Gross profit			**1,144**		**85,097**		**77,702**		**28,612**		**26,538**
Selling, general and administrative expenses			624		46,407		40,280		15,411		14,387
Research and development expenses			177		13,156		12,447		4,159		4,108
Impairment of non-current assets			1		47		6,753		47		5,972
Other income, net	14		(33)		(2,470)		(395)		(240)		(128)
Total operating expenses			**768**		**57,140**		**59,085**		**19,377**		**24,339**
Results from operating activities (A)			**376**		**27,957**		**18,617**		**9,235**		**2,199**
Finance income			26		1,902		2,008		504		681
Finance expense			(9)		(642)		(673)		(215)		(188)
Finance income, net (B)	15		**17**		**1,260**		**1,335**		**289**		**493**
Share of profit of equity accounted investees, net of tax (C)			8		598		301		185		151
Profit before tax [(A)+(B)+(C)]			**401**		**29,815**		**20,253**		**9,709**		**2,843**
Tax expense	16		96		7,122		6,639		2,644		2,645
Profit for the period		**U.S.$**	**305**	**Rs.**	**22,693**	**Rs.**	**13,614**	**Rs.**	**7,065**	**Rs.**	**198**
Earnings per share:											
Basic earnings per share of Rs.5/- each		U.S.$	1.84	Rs.	136.82	Rs.	82.08	Rs.	42.58	Rs.	1.19
Diluted earnings per share of Rs.5/- each		U.S.$	1.83	Rs.	136.48	Rs.	81.85	Rs.	42.48	Rs.	1.19

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

VIVEK MITTAL
Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:23:32 +05'30'

DR. REDDY'S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

Particulars	For the nine months ended December 31,			For the three months ended December 31,	
	2021 *Convenience translation (See Note 2(d))*	2021	2020	2021	2020
Profit for the period	**U.S.$ 305**	**Rs. 22,693**	**Rs. 13,614**	**Rs. 7,065**	**Rs. 198**
Other comprehensive (loss)/income					
Items that will not be reclassified subsequently to the consolidated income statement:					
Changes in the fair value of financial instruments	U.S.$ (35)	Rs. (2,587)	Rs. 2,985	Rs. (1,243)	Rs. 2,804
Tax impact on above items	4	293	-	-	-
Total of items that will not be reclassified subsequently to the consolidated income statement	**U.S.$ (31)**	**Rs. (2,294)**	**Rs. 2,985**	**Rs. (1,243)**	**Rs. 2,804**
Items that will be reclassified subsequently to the consolidated income statement:					
Changes in the fair value of financial instruments	U.S.$ -	Rs. -	Rs. 7	Rs. -	Rs. 44
Foreign currency translation adjustments	(0)	(27)	753	(81)	731
Effective portion of changes in fair value of cash flow hedges, net	(1)	(88)	976	198	59
Tax impact on above items	1	39	(295)	(57)	(1)
Total of items that will be reclassified subsequently to the consolidated income statement	**U.S.$ (1)**	**Rs. (76)**	**Rs. 1,441**	**Rs. 60**	**Rs. 833**
Other comprehensive (loss)/income for the period, net of tax	**U.S.$ (32)**	**Rs. (2,370)**	**Rs. 4,426**	**Rs. (1,183)**	**Rs. 3,637**
Total comprehensive income for the period	**U.S.$ 273**	**Rs. 20,323**	**Rs. 18,040**	**Rs. 5,882**	**Rs. 3,835**

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:23:51 +05'30'

DR. REDDY'S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

	Share capital	Share premium	Treasury shares	Share-based payment reserve	Fair value reserve[1]	Foreign currency translation reserve	Hedging reserve	Capital redemption reserve	Special economic zone re-investment reserve[2]	Actuarial gains /(losses)	Retained earnings	Total
Balance as of April 1, 2021 (A)	Rs. 832	Rs. 8,887	Rs. (1,967)	Rs. 1,461	Rs. 1,540	Rs. 5,049	Rs. 241	Rs. 173	Rs. 1,326	Rs. (503)	Rs. 156,023	Rs. 173,062
Profit for the period	-	-	-	-	-	-	-	-	-	-	22,963	22,693
Net change in fair value of equity instruments, net of tax benefit of Rs.293	-	-	-	-	(2,294)	-	-	-	-	-	-	(2,294)
Foreign currency translation adjustments	-	-	-	-	-	(27)	-	-	-	-	-	(27)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.39	-	-	-	-	-	-	(49)	-	-	-	-	(49)
Total comprehensive income (B)	Rs. -	Rs. -	Rs. -	Rs. -	Rs. (2,294)	Rs. (27)	Rs. (49)	Rs. -	Rs. -	Rs. -	Rs. 22,963	Rs. 20,323
Issue of equity shares on exercise of options	1	369	355	(399)	-	-	-	-	-	-	-	326
Share-based payment expense	-	-	-	451	-	-	-	-	-	-	-	451
Dividend paid	-	-	-	-	-	-	-	-	-	-	(4,146)	(4,146)
Total transactions (C)	Rs. 1	Rs. 369	Rs. 355	Rs. 52	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. (4,146)	Rs. (3,369)
Transfer from special economic zone re-investment reserve on utilization (D)	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. (344)	Rs. -	Rs. 344	Rs. -
Balance as of December 31, 2021 [(A)+(B)+(C)+(D)]	Rs. 833	Rs. 9,256	Rs. (1,612)	Rs. 1,513	Rs. (754)	Rs. 5,022	Rs. 192	Rs. 173	Rs. 982	Rs. (503)	Rs. 174,914	Rs. 190,016
Convenience translation (See note 2(d))	U.S.$ 11	U.S.$ 124	U.S.$ (22)	U.S.$ 20	U.S.$ (10)	U.S.$ 68	U.S.$ 3	U.S.$ 2	U.S.$ 13	U.S.$ (7)	U.S.$ 2,351	U.S.$ 2,554
Balance as of April 1, 2020 (A)	Rs. 831	Rs. 8,495	Rs. (1,006)	Rs. 1,223	Rs. (2,405)	Rs. 4,343	Rs. (563)	Rs. 173	Rs. -	Rs. (360)	Rs. 144,247	Rs. 154,988
Profit for the period	-	-	-	-	-	-	-	-	-	-	13,614	13,614
Net change in fair value of equity and debt instruments	-	-	-	-	2,992	-	-	-	-	-	-	2,992
Foreign currency translation adjustments	-	-	-	-	-	753	-	-	-	-	-	753
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.295	-	-	-	-	-	-	681	-	-	-	-	681
Total comprehensive income (B)	Rs. -	Rs. -	Rs. -	Rs. -	Rs. 2,992	Rs. 753	Rs. 681	Rs. -	Rs. -	Rs. -	Rs. 13,614	Rs. 18,040
Issue of equity shares on exercise of options	-*	386	207	(344)	-	-	-	-	-	-	-	249
Share-based payment expense	-	-	-	455	-	-	-	-	-	-	-	455
Purchase of treasury shares	-	-	(190)	-	-	-	-	-	-	-	-	(190)
Dividend paid	-	-	-	-	-	-	-	-	-	-	(4,147)	(4,147)
Total transactions (C)	Rs. -	Rs. 386	Rs. 17	Rs. 111	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. (4,147)	Rs. (3,633)
Transfer to special economic zone re-investment reserve (D)	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. -	Rs. 1,529	Rs. -	Rs. (1,529)	Rs. -
Balance as of December 31, 2020 [(A)+(B)+(C)+(D)]	Rs. 831	Rs. 8,881	Rs. (989)	Rs. 1,344	Rs. 587	Rs. 5,096	Rs. 118	Rs. 173	Rs. 1,529	Rs. (360)	Rs. 152,185	Rs. 169,395

* *Rounded to the nearest million.*

(1) Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income ("FVTOCI"). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2) The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

DR. REDDY'S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

Particulars		For the nine months ended December 31, 2021 Convenience translation (See Note 2(d))		2021		2020
Cash flows from operating activities:						
Profit for the period	U.S.$	305	Rs.	22,693	Rs.	13,614
Adjustments for:						
Tax expense		96		7,122		6,639
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(3)		(243)		(500)
Depreciation and amortization		119		8,866		9,627
Impairment of non-current assets		1*		47		6,753
Allowance for credit losses (on trade receivables and other advances)		2		135		172
(Gain)/loss on sale or de-recognition of non-current assets, net		(16)		(1,186)		38
Share of profit of equity accounted investees		(8)		(598)		(301)
Foreign exchange (gain)/loss, net		(4)		(334)		1,513
Interest (income)/expense, net		(1)*		(66)		13
Equity settled share-based payment expense		6		451		455
Changes in operating assets and liabilities:						
Trade and other receivables		(173)		(12,867)		(1,573)
Inventories *(Refer to Note 7 for inventory write downs)*		(57)		(4,263)		(8,777)
Trade and other payables		46		3,417		4,061
Other assets and other liabilities, net		18		1,349		(3,862)
Cash generated from operations		**330**		**24,523**		**27,872**
Income tax paid, net		(74)		(5,534)		(3,435)
Net cash from operating activities	**U.S.$**	**255**	**Rs.**	**18,989**	**Rs.**	**24,437**
Cash flows used in investing activities:						
Expenditures on property, plant and equipment		(147)		(10,919)		(6,866)
Proceeds from sale of property, plant and equipment		3		191		56
Expenditures on other intangible assets		(55)		(4,103)		(2,492)
Proceeds from sale of other intangible assets		40		2,946		-
Payment for acquisition of business *(Refer to Note 24 for details)*		-		-		(15,514)
Purchase of other investments		(548)		(40,769)		(58,876)
Proceeds from sale of other investments		640		47,583		69,411
Interest received		9		672		1,071
Net cash used in investing activities	**U.S.$**	**(59)**	**Rs.**	**(4,399)**	**Rs.**	**(13,210)**
Cash flows used in financing activities:						
Proceeds from issuance of equity shares (including treasury shares)		4		326		249
Purchase of treasury shares		-		-		(190)
(Repayment of)/proceeds from short-term borrowings		(28)		(2,083)		(3,347)
Proceeds from long-term borrowings		-		-		3,800
Repayment of long-term borrowings		-		-		(3,743)
Payment of principal portion of lease liabilities		(8)		(584)		(565)
Dividend paid		(56)		(4,146)		(4,147)
Interest paid		(14)		(1,032)		(995)
Net cash used in financing activities	**U.S.$**	**(101)**	**Rs.**	**(7,519)**	**Rs.**	**(8,938)**
Net increase in cash and cash equivalents		95		7,071		2,289
Effect of exchange rate changes on cash and cash equivalents		1		85		70
Cash and cash equivalents at the beginning of the period		199		14,820		1,962
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	**U.S.$**	**295**	**Rs.**	**21,976**	**Rs.**	**4,321**

* *Rounded to the nearest million.*

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:33:26 +05'30'

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries and joint ventures (collectively, the "Company"), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as "interim financial statements") are prepared in accordance with IAS 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These interim financial statements were authorized for issuance by the Company's Board of Directors on January 28, 2022.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the fiscal year ended March 31, 2021 contained in the Company's Annual Report on Form 20-F.

Several amendments and interpretations apply for the first time in the fiscal year ending March 31, 2022, but do not have an impact on these interim financial statements.

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

- derivative financial instruments are measured at fair value;
- financial assets are measured either at fair value or at amortized cost, depending on the classification;
- employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
- long-term borrowings are measured at amortized cost using the effective interest rate method;
- share-based payments are measured at fair value;
- investments in joint ventures are accounted for using the equity method;
- assets held for sale are measured at fair value;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value; and
- right-of-use assets and lease liabilities are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months and nine months ended December 31, 2021 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.74.39, as published by the Federal Reserve Board of Governors on December 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company's independent registered public accounting firm.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the fiscal year ended March 31, 2021.

VIVEK MITTAL

Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:34:03 +05'30'

3. Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer ("CEO") assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Proprietary Products; and
- Others.

Global Generics. This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company's contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company's business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company's wholly-owned subsidiary, Aurigene Discovery Technologies Limited ("ADTL"), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

VIVEK MITTAL
Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:34:24 +05'30'

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	**For the nine months ended December 31, 2021**					**For the nine months ended December 31, 2020**				
Segments	**Global Generics**	**PSAI**	**Proprietary Products**	**Others**	**Total**	**Global Generics**	**PSAI**	**Proprietary Products**	**Others**	**Total**
Revenues[(1)]	Rs. 133,052	Rs. 23,183	Rs. 1,420	Rs. 2,368	Rs. 160,023	Rs. 115,667	Rs. 24,067	Rs. 280	Rs. 2,424	Rs. 142,438
Gross profit	Rs. 76,440	Rs. 5,434	Rs. 1,406	Rs. 1,817	Rs. 85,097	Rs. 68,665	Rs. 6,913	Rs. 244	Rs. 1,880	Rs. 77,702
Selling, general and administrative expenses					46,407					40,280
Research and development expenses					13,156					12,447
Impairment of non-current assets					47					6,753
Other income, net					(2,470)					(395)
Results from operating activities					Rs. 27,957					Rs. 18,617
Finance income, net					1,260					1,335
Share of profit of equity accounted investees, net of tax					598					301
Profit before tax					Rs. 29,815					Rs. 20,253
Tax expense					7,122					6,639
Profit for the period					Rs. 22,693					Rs. 13,614

Information about segments:	**For the three months ended December 31, 2021**					**For the three months ended December 31, 2020**				
Segments	**Global Generics**	**PSAI**	**Proprietary Products**	**Others**	**Total**	**Global Generics**	**PSAI**	**Proprietary Products**	**Others**	**Total**
Revenues[(1)]	Rs. 44,508	Rs. 7,271	Rs. 129	Rs. 1,289	Rs. 53,197	Rs. 40,751	Rs. 7,009	Rs. 124	Rs. 1,412	Rs. 49,296
Gross profit	Rs. 25,731	Rs. 1,638	Rs. 129	Rs. 1,114	Rs. 28,612	Rs. 23,454	Rs. 1,773	Rs. 100	Rs. 1,211	Rs. 26,538
Selling, general and administrative expenses					15,411					14,387
Research and development expenses					4,159					4,108
Impairment of non-current assets					47					5,972
Other income, net					(240)					(128)
Results from operating activities					Rs. 9,235					Rs. 2,199
Finance income, net					289					493
Share of profit of equity accounted investees, net of tax					185					151
Profit before tax					Rs. 9,709					Rs. 2,843
Tax expense					2,644					2,645
Profit for the period					Rs. 7,065					Rs. 198

(1) Revenues for the nine months ended December 31, 2021 and 2020 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,556 and Rs.5,024, respectively. Revenues for the three months ended December 31, 2021 and 2020 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,616 and Rs.1,736, respectively.

VIVEK MITTAL

Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:34:43 +05'30'

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,			
Country	**2021**		**2020**		**2021**		**2020**	
India	Rs.	33,818	Rs.	27,162	Rs.	10,834	Rs.	10,230
United States		59,821		58,088		20,264		19,647
Russia		14,015		11,779		4,746		4,529
Others[1]		52,369		45,409		17,353		14,890
	Rs.	**160,023**	**Rs.**	**142,438**	**Rs.**	**53,197**	**Rs.**	**49,296**

(1) Others include Germany, the United Kingdom, Ukraine, Canada and other countries across the world.

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of			
	December 31, 2021		**March 31, 2021**	
Cash on hand	Rs.	1	Rs.	1
Balances with banks		21,333		14,324
Term deposits with banks (original maturities less than 3 months)		642		504
Cash and cash equivalents in the statements of financial position	**Rs.**	**21,976**	**Rs.**	**14,829**
Restricted cash balances included above				
Balance in unclaimed dividends and debenture interest account	Rs.	86	Rs.	106
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited *(Refer to Note 24 for details)*		40		40
Other restricted cash balances		72		82

	As of			
	December 31, 2021		**December 31, 2020**	
Cash and cash equivalents in the statements of cash flow	Rs.	21,976	Rs.	4,321

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2021 and March 31, 2021 are as follows:

	As of December 31, 2021						As of March 31, 2021					
	Cost		**Unrealized gain/(loss)**		**Fair value/ amortized cost[2]**		**Cost**		**Unrealized gain/(loss)**		**Fair value/ amortized cost[2]**	
Current portion												
In units of mutual funds	Rs.	4,126	Rs.	56	Rs.	4,182	Rs.	13,197	Rs.	66	Rs.	13,263
In bonds		-		-		-		522		-		522
Term deposits with banks		9,042		-		9,042		5,959		-		5,959
	Rs.	**13,168**	**Rs.**	**56**	**Rs.**	**13,224**	**Rs.**	**19,678**	**Rs.**	**66**	**Rs.**	**19,744**
Non-current portion												
In equity securities[1]	Rs.	2,701	Rs.	(754)	Rs.	1,947	Rs.	2,701	Rs.	1,832	Rs.	4,533
In limited liability partnership firm		400		(16)		384		400		-		400
Others		25		-		25		25		-		25
	Rs.	**3,126**	**Rs.**	**(770)**	**Rs.**	**2,356**	**Rs.**	**3,126**	**Rs.**	**1,832**	**Rs.**	**4,958**

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:35:22 +05'30'

(in millions, except share and per share data and where otherwise stated)

5. Other investments (continued)

(1) Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 34 of the consolidated financial statements in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

(2) Interest accrued but not due on bonds and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm interests	Fair value through profit and loss

6. Trade and other receivables

	As of			
	December 31, 2021		March 31, 2021	
Current				
Trade and other receivables, gross	Rs.	63,763	Rs.	50,937
Less: Allowance for credit losses		(1,317)		(1,296)
Trade and other receivables, net	**Rs.**	**62,446**	**Rs.**	**49,641**
Non-current				
Trade and other receivables, gross[1]	Rs.	61	Rs.	118
Less: Allowance for credit losses		-		-
Trade and other receivables, net	**Rs.**	**61**	**Rs.**	**118**

(1) Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

During the previous year, pursuant to an arrangement with a bank, the Company sold to the bank certain trade receivables of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold were not more than the total net amount of trade receivables. The Company had transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statements of financial position. As on December 31, 2021 and March 31, 2021, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.0 and Rs.9,254, respectively.

7. Inventories

Inventories consist of the following:

	As of			
	December 31, 2021		March 31, 2021	
Raw materials	Rs.	13,816	Rs.	12,287
Work-in-progress		11,992		10,009
Finished goods (includes stock-in-trade)		20,247		19,829
Packing materials, stores and spares		3,620		3,287
	Rs.	**49,675**	**Rs.**	**45,412**

Details of inventories recognized in these interim financial statements are as follows:

	For the nine months ended December 31,				For the three months ended December 31,			
	2021		2020		2021		2020	
Raw materials, consumables and changes in finished goods and work in progress	Rs.	52,427	Rs.	43,396	Rs.	17,161	Rs.	15,927
Inventory write-downs		3,017		1,978		986		450

(in millions, except share and per share data and where otherwise stated)

8. Property, plant and equipment

	For the nine months ended December 31,		For the year ended March 31,
	2021	2020	2021
Opening balance	Rs. 57,111	Rs. 52,332	Rs. 52,332
Cost of assets acquired during the period[1]	12,038	10,105	13,159
Assets acquired through business combinations[2]	-	373	373
Net book value of assets disposed of during the period	(141)	(104)	(140)
Net book value of assets held for sale	-	(150)	(151)
Depreciation expense	(6,114)	(6,438)	(8,527)
Impairment loss	-	(46)	(46)
Effect of changes in foreign exchange rates	77	191	111
Closing balance	**Rs. 62,971**	**Rs. 56,263**	**Rs. 57,111**

(1) Additions for the nine months ended December 31, 2020 and the fiscal year ended March 31, 2021 include recognition of a right-of-use asset of Rs.1,852 relating to a warehousing services agreement in the United States.

(2) Refer to Note 24 of these interim financial statements for further details.

Capital commitments

As of December 31, 2021 and March 31, 2021, the Company was committed to spend Rs. 8,959 and Rs.9,841, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2021 and March 31, 2021:

	As of	
	December 31, 2021	March 31, 2021
Opening balance, gross	Rs. 20,852	Rs. 20,278
Goodwill arising on business combinations[1]	-	530
Effect of translation adjustments	(22)	44
Impairment loss[2]	(16,284)	(16,284)
Closing balance	**Rs. 4,546**	**Rs. 4,568**

(1) Refer to Note 24 of these interim financial statements for further details.

(2) The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company's German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company's Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

VIVEK MITTAL
Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:36:03 +05'30'

(in millions, except share and per share data and where otherwise stated)

10. Other intangible assets

	For the nine months ended December 31, 2021	For the nine months ended December 31, 2020	For the year ended March 31, 2021
Opening balance	Rs. 35,648	Rs. 27,659	Rs. 27,659
Cost of assets acquired during the period[(1)(2)]	906	4,275	6,411
Assets acquired through business combinations[(3)]	-	14,888	14,888
Net book value of assets disposed of during the period[(4)]	(1,883)	(41)	-
Amortization expense	(2,752)	(3,189)	(4,269)
Impairment loss[(5)]	(47)	(6,707)	(8,542)
Effect of changes in foreign exchange rates	163	(457)	(499)
Closing balance	**Rs. 32,035**	**Rs. 36,428**	**Rs. 35,648**

(1) During the nine months ended December 31, 2020 and the fiscal year ended March 31, 2021, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four "Emerging Markets" countries. The acquired brands represent two products, (a) a mometasone mono product and (b) a combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was Rs.1,516. Following the principles of IAS 38, "*Intangible Assets*", the Company recognized the acquired brands at their acquisition cost. The acquisition pertains to the Company's Global Generics segment.

(2) During the nine months ended December 31, 2020 and the fiscal year ended March 31, 2021, the additions include Rs.1,471 and Rs.3,291, respectively, representing the expenditure for the purchase of intellectual property rights relating to products forming part of the Company's Proprietary Products segment.

(3) Refer to Note 24 of these interim financial statements for further details.

(4) During the nine months ended December 31, 2021, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. ("Citius") pursuant to which it sold all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. Under the terms of agreement, the Company will receive U.S.$40 up front upon the closing of the transaction, followed by a milestone payment of up to U.S.$40 related to the CTCL (cutaneous Tcell lymphoma) indication regulatory approval and up to U.S.$70 in milestone payments upon additional indication regulatory approvals. Further, the Company will receive certain sales-based milestones and tiered earn-out payments. Consequently, an amount of Rs.1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets and was included under "Other income, net". The transaction pertains to the Company's Proprietary Products segment.

(5) Total impairment loss for the fiscal year ended March 31, 2021 was Rs.8,542 (and, for the nine months ended December 31, 2020 was Rs.6,707), of which Rs.3,291 was attributable to impairment of Xeglyze®, forming part of Company's Proprietary Products segment, Rs.3,180 was attributable to impairment of ethinyl estradiol/ethenogestral vaginal ring (a generic equivalent to Nuvaring®), forming part of the Company's Global Generics segment, Rs.1,587 was attributable to impairment of saxagliptin/ metformin (generic version of Kombiglyze®-XR) and phentermine and topiramate (generic version of Qsymia®), forming part of the Company's Global Generics segment and the balance of Rs.484 was attributable to other product related intangibles forming part of the Company's Global Generics segment.

Details of significant separately acquired intangible assets as of December 31, 2021 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs. 13,637
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	4,189
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc.	4,230
Various ANDAs	Teva and an affiliate of Allergan	3,461
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,411
Habitrol® brand	Novartis Consumer Health Inc.	1,074

VIVEK MITTAL
Digitally signed by VIVEK MITTAL

(in millions, except share and per share data and where otherwise stated)

11. Loans and borrowings

Short-term borrowings

Short-term borrowings consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine, Switzerland and the United States which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of			
	December 31, 2021		March 31, 2021	
Pre-shipment credit	Rs.	16,211	Rs.	10,300
Other working capital borrowings		5,120		12,836
	Rs.	**21,331**	**Rs.**	**23,136**

The interest rate profile of short-term borrowings from banks is given below:

	As of			
	December 31, 2021		March 31, 2021	
	Currency[(1)]	Interest Rate[(2)]	Currency[(1)]	Interest Rate[(2)]
Pre-shipment credit	INR	3 Months T-bill +10 bps to 25 bps	INR	3 Months T-bill + 30 bps
	-	-	INR	5.75%
Other working capital borrowings	U.S.$	(1.90)% to (1.80)%[(3)]	U.S.$	(2.20)% to (1.80)% [(3)]
	RUB	6 Months MosPrime + 25 bps	RUB	3.00% to 3.40% and 5.55%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.20%
	INR	3.90% to 4.01%	INR	4.00%
	BRL	CDI + 1.79%	BRL	4.00%
	UAH	7.25%	UAH	4.75%

(1) "INR" means Indian rupees, "U.S.$" means United States Dollars, "RUB" means Russian roubles, "MXN" means Mexican pesos, "BRL" means Brazilian reals and "UAH" means Ukrainian hryvnia.

(2) "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), "T-bill" means the India Treasury Bill interest rate, "MosPrime" means Moscow Prime Offered rate and "CDI" means the Certificado de Depósito Interbancário (a daily average of overnight interbank loans, which is used as an investment benchmark in the Brazilian financial system).

(3) Against some of its intra-group receivables denominated in U.S.$, the parent company obtained post-shipment credits from banks at an interest rate equal to the INR interest rate discounted by the U.S.$/INR forward premium, resulting in a negative U.S.$ interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of							
	December 31, 2021				March 31, 2021			
	Non – Current		Current		Non – Current		Current	
Non-convertible debentures by the APSL subsidiary[(1)]	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases		2,233		800		2,499		864
	Rs.	**6,033**	**Rs.**	**800**	**Rs.**	**6,299**	**Rs.**	**864**

(1) "APSL subsidiary" refers to Aurigene Pharmaceutical Services Limited.

(in millions, except share and per share data and where otherwise stated)

11. Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of December 31, 2021 and March 31, 2021 were as follows:

	As of			
	December 31, 2021		March 31, 2021	
	Currency[(1)]	Interest Rate	Currency[(1)]	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1) "INR" means Indian rupees.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.40,604 and Rs.38,766 as of December 31, 2021 and March 31, 2021, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

12. Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2021 and December 31, 2020:

	As of					
	December 31, 2021			December 31, 2020		
	Number	Amount		Number	Amount	
Opening number of equity shares/share capital	166,301,231	Rs.	832	166,172,082	Rs.	831
Add: Equity shares issued pursuant to employee stock option plans[(1)]	115,661		1	126,034		-*
Closing number of equity shares/share capital	**166,416,892**	**Rs.**	**833**	**166,298,116**	**Rs.**	**831**
Treasury shares[(2)]	471,571	Rs.	1,612	361,504	Rs.	989

* *Rounded off to nearest million.*

(1) During the nine months ended December 31, 2021 and 2020, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve" was transferred to "share premium" in the unaudited condensed consolidated interim statements of changes in equity.

(2) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2021 and 2020, an aggregate of 103,630 and 77,725 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve" was transferred to "share premium" in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the "share premium". As of December 31, 2021 and March 31, 2021, the ESOS Trust had outstanding 471,571 and 575,201 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,612 and Rs.1,967, respectively.

(in millions, except share and per share data and where otherwise stated)

13. Revenue from contracts with customers

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Sales	Rs. 154,461	Rs. 138,119	Rs. 51,032	Rs. 47,109
Service income	3,306	3,386	1,649	1,821
License fees[(1)]	2,256	933	516	366
	Rs. 160,023	**Rs. 142,438**	**Rs. 53,197**	**Rs. 49,296**

(1) In August 2021, the Company entered into a definitive agreement with BioDelivery Sciences International, Inc. ("BDSI"), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI. Under the terms of agreement, the Company will receive U.S.$6 up front upon closing followed by U.S.$9 one year from closing. Further, the Company is entitled to event based milestone payments upon achievement of certain regulatory approvals; sales-based milestone payments upon achievement of certain net sales thresholds in a calendar year; and quarterly earn-out payments based on a percentage (which varies based on sales volumes) of net sales of the product in the territory. The closing of the transaction was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), as amended. Upon successful completion of the closing conditions, in September 2021, the Company recognized an amount of Rs.1,084 as licensee fee from this transaction.

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues by country, based on the location of the customers:

	For the nine months ended December 31,		For the three months ended December 31,	
Country	2021	2020	2021	2020
India	Rs. 33,818	Rs. 27,162	Rs. 10,834	Rs. 10,230
United States	59,821	58,088	20,264	19,647
Russia	14,015	11,779	4,746	4,529
Others[(1)]	52,369	45,409	17,353	14,890
	Rs. 160,023	**Rs. 142,438**	**Rs. 53,197**	**Rs. 49,296**

(1) Others include Germany, the United Kingdom, Ukraine, Canada and other countries across the world.

Refund liabilities on account of sales returns amounting to Rs.3,349 and Rs.2,824 as of December 31, 2021 and March 31, 2021, respectively, have been included in provisions forming part of current liabilities.

14. Other income, net

Other income, net consists of the following:

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
(Gain)/loss on sale/disposal of non-current assets, net[(1)]	Rs. (1,186)	Rs. 38	Rs. (25)	Rs. 23
Sale of spent chemicals	(252)	(179)	(101)	(66)
Scrap sales	(154)	(99)	(48)	(44)
Miscellaneous income, net	(878)	(155)	(66)	(41)
	Rs. (2,470)	**Rs. (395)**	**Rs. (240)**	**Rs. (128)**

(1) Refer to Note 10 of these interim financial statements for further details.

(in millions, except share and per share data and where otherwise stated)

15. Finance income, net

Finance income, net consists of the following:

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Interest income	Rs. 708	Rs. 660	Rs. 262	Rs. 257
Fair value changes and profit on sale of financial instruments measured at FVTPL, net	243	500	26	111
Foreign exchange gain, net	951	848	216	313
Finance income (A)	**Rs. 1,902**	**Rs. 2,008**	**Rs. 504**	**Rs. 681**
Interest expense	(642)	(673)	(215)	(188)
Finance expense (B)	**Rs. (642)**	**Rs. (673)**	**Rs. (215)**	**Rs. (188)**
Finance income, net [(A)+(B)]	**Rs. 1,260**	**Rs. 1,335**	**Rs. 289**	**Rs. 493**

16. Income taxes

Income tax expense is recognized based on the Company's best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Weighted average tax rate	23.9%	32.8%	27.1%	93.0%
Tax expense	Rs. 7,122	Rs. 6,639	Rs. 2,644	Rs. 2,645
Tax (benefit)/expense recognised directly in the equity	Rs. (332)	Rs. 295	Rs. 57	Rs. 1

The effective tax rate for the nine months ended December 31, 2020 was higher due to a lower profit base on account of impairment losses of Rs. 6,753 million. After adjusting these impairment losses, the adjusted effective tax rate stands at 24.6% for the nine months ended December 31, 2020.

The effective tax rate for the nine months ended December 31, 2021 was lower as compared to the adjusted tax rate for the nine months ended December 31, 2020, primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in proportion of our profits from higher tax jurisdictions).

The effective tax rate for the three months ended December 31, 2020 was significantly higher due to a lower profit base on account of impairment losses of Rs. 5,972 million. After adjusting these impairment losses, the adjusted effective tax rate stands at 30% for the three months ended December 31, 2020. The effective tax rate for the three months ended December 31, 2021 was lower as compared to the adjusted tax rate for three months ended December 31, 2020, primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in the proportion of our profits from higher tax jurisdictions).

Tax expenses/(benefits) recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:38:13 +05'30'

(in millions, except share and per share data and where otherwise stated)

17. Nature of expense

The following table shows supplemental information related to certain "nature of expense" items for the three months and nine months ended December 31, 2021 and 2020:

	For the nine months ended December 31,		For the three months ended December 31,	
Depreciation	2021	2020	2021	2020
Cost of revenues	Rs. 4,198	Rs. 4,595	Rs. 1,416	Rs. 1,510
Selling, general and administrative expenses	1,130	1,118	377	378
Research and development expenses	786	725	273	243
	Rs. 6,114	Rs. 6,438	Rs. 2,066	Rs. 2,131

	For the nine months ended December 31,		For the three months ended December 31,	
Amortization	2021	2020	2021	2020
Cost of revenues	Rs. -	Rs. -	Rs. -	Rs. -
Selling, general and administrative expenses	2,736	3,109	905	1,058
Research and development expenses	16	80	5	27
	Rs. 2,752	Rs. 3,189	Rs. 910	Rs. 1,085

	For the nine months ended December 31,		For the three months ended December 31,	
Employee benefits	2021	2020	2021	2020
Cost of revenues	Rs. 8,731	Rs. 8,701	Rs. 2,843	Rs. 2,753
Selling, general and administrative expenses	16,736	15,111	5,488	5,225
Research and development expenses	3,663	3,557	1,230	1,179
	Rs. 29,130	Rs. 27,369	Rs. 9,561	Rs. 9,157

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.671 and Rs.631 as of December 31, 2021 and March 31, 2021, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,101 and Rs.1,130 as of December 31, 2021 and March 31, 2021, respectively.

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy's Employees Stock Option Scheme, 2002 (the "DRL 2002 Plan"), the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 (the "DRL 2007 Plan"), and Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan") each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2021 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	71,332	Rs. 5.00	1 to 4 years	5 years
DRL 2002 Plan	30,208	Rs. 5.00	2 to 3 years	5 years
DRL 2007 Plan	55,884	Rs. 5.00	1 to 4 years	5 years
DRL 2007 Plan	5,144	Rs. 5,301.00	1 to 4 years	5 years
DRL 2018 Plan	8,700	Rs. 5,301.00	1 to 4 years	5 years
DRL 2018 Plan	156	Rs. 4,663.00	1 to 4 years	5 years

The above grants were made on May 13, 2021 and October 28, 2021.

The terms and conditions of the grants made during the nine months ended December 31, 2020 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	92,092	Rs. 5.00	1 to 4 years	5 years
DRL 2007 Plan	52,316	Rs. 5.00	1 to 4 years	5 years
DRL 2007 Plan	96,080	Rs. 3,679.00	1 to 4 years	5 years
DRL 2018 Plan	150,740	Rs. 3,679.00	1 to 4 years	5 years

The above grants were made on May 19, 2020 and October 27, 2020.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	October 28, 2021	October 28, 2021	October 28, 2021	May 13, 2021
Expected volatility	29.20%	28.53%	29.04%	29.38%
Exercise price	Rs. 4,663.00	Rs. 5.00	Rs. 5.00	Rs. 5,301.00
Option life	5.0 Years	2.5 Years	5.0 Years	5.0 Years
Risk-free interest rate	5.94%	4.86%	5.99%	5.70%
Expected dividends	0.55%	0.55%	0.54%	0.47%
Grant date share price	Rs. 4,570.00	Rs. 4,570.00	Rs. 4,570.00	Rs. 5,301.00

	May 13, 2021	October 27, 2020	May 19, 2020	May 19, 2020
Expected volatility	30.02%	30.81%	29.12%	30.47%
Exercise price	Rs. 5.00	Rs. 5.00	Rs. 3,679.00	Rs. 5.00
Option life	2.5 Years	2.5 Years	5.0 Years	2.5 Years
Risk-free interest rate	4.64%	4.36%	5.67%	4.62%
Expected dividends	0.47%	0.49%	0.68%	0.68%
Grant date share price	Rs. 5,301.00	Rs. 5,099.00	Rs. 3,700.00	Rs. 3,700.00

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:39:02 +05'30'

(in millions, except share and per share data and where otherwise stated)

Employee stock incentive plans (continued)

Share-based payment expense

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Equity settled share-based payment expense(1)	Rs. 451	Rs. 455	Rs. 161	Rs. 151
Cash settled share-based payment expense(2)	144	152	42	29
	Rs. 595	Rs. 607	Rs. 203	Rs. 180

(1) As of December 31, 2021 and 2020, there was Rs.862 and Rs.799, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.95 years and 2.03 years, respectively.

(2) Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company's ADSs at the time of vesting. As of December 31, 2021 and 2020, there was Rs.149 and Rs.184, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.90 years and 1.98 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20. Related parties

The Company has entered into transactions with the following related parties:

- Green Park Hotel and Resorts Limited for hotel services;
- Green Park Hospitality Services Private Limited for catering and other services;
- Dr. Reddy's Foundation towards contributions for social development;
- Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
- Pudami Educational Society towards contributions for social development;
- Indus Projects Private Limited for engineering services relating to civil works;
- CERG Advisory Private Limited for professional consulting services;
- Dr. Reddy's Institute of Life Sciences for research and development services;
- AverQ Inc. for professional consulting services;
- Shravya Publications Private Limited for professional consulting services;
- Samarjita Management Consultancy Private Limited for professional consulting services;
- Cancelled Plans LLP for the sale of scrap materials;
- Araku Originals Private Limited for the purchase of coffee powder;
- DRES Energy Private Limited for the purchase of solar power; and
- Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. "Key management personnel" consists of the Company's Directors and members of the Company's Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on the Gratuity Fund.

(in millions, except share and per share data and where otherwise stated)

20. Related parties (continued)

The following is a summary of significant related party transactions:

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Research and development services received	Rs. 88	Rs. 81	Rs. 36	Rs. 29
Sale of goods	102	22	89	1
License fees	57	-	57	-
Lease rentals received	1	1	-*	-*
Research and development services provided	-	39	-	39
Lease rentals paid	28	28	10	9
Catering expenses paid	250	221	90	82
Hotel expenses paid	14	6	7	2
Facility management services paid	27	27	9	9
Purchase of Solar power	90	92	29	24
Civil works	52	35	7	20
Professional consultancy services paid	73	8	30	7
Contributions towards social development	252	174	58	58
Salaries to relatives of key management personnel Others	10	6	3	1

* *Rounded to the nearest million.*

The Company had the following amounts due from related parties as of the following dates:

	As of	
	December 31, 2021	March 31, 2021
Key management personnel and close members of their families	Rs. 8	Rs. 8
Other related parties	91	72

The Company had the following amounts due to related parties as of the following dates:

	As of	
	December 31, 2021	March 31, 2021
Due to related parties	Rs. 15	Rs. 93

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Salaries and other benefits	Rs. 481	Rs. 579	Rs. 160	Rs. 204
Contributions to defined contribution plans	24	25	8	8
Commission to directors	282	255	94	85
Share-based payments expense	169	201	62	80
	Rs. 956	**Rs. 1060**	**Rs. 324**	**Rs. 377**

Some of the key management personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:39:54 +05'30'

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of December 31, 2021 and March 31, 2021 were as follows:

	As of December 31, 2021		As of March 31, 2021	
	Total carrying value	Total fair value	Total carrying value	Total fair value
Assets:				
Cash and cash equivalents	Rs. 21,976	Rs. 21,976	Rs. 14,829	Rs. 14,829
Other investments[1]	15,580	15,580	24,702	24,702
Trade and other receivables	62,507	62,507	49,759	49,759
Derivative financial assets	1,801	1,801	1,218	1,218
Other assets[2]	2,323	2,323	2,626	2,626
Total	**Rs. 104,187**	**Rs. 104,187**	**Rs. 93,134**	**Rs. 93,134**
Liabilities:				
Trade and other payables	Rs. 24,492	Rs. 24,492	Rs. 23,744	Rs. 23,744
Derivative financial liabilities	128	128	326	326
Long-term borrowings	6,833	6,833	7,163	7,163
Short-term borrowings	21,331	21,331	23,136	23,136
Bank overdraft	-	-	9	9
Other liabilities and provisions[3]	24,350	24,350	23,233	23,233
Total	**Rs. 77,134**	**Rs. 77,134**	**Rs. 77,611**	**Rs. 77,611**

(1) Interest accrued but not due on investments is included in other assets.

(2) Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.12,610 and Rs.12,717 as of December 31, 2021 and March 31, 2021, respectively, are not included.

(3) Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.13,653 and Rs.13,091 as of December 31, 2021 and March 31, 2021, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs. 4,182	Rs. -	Rs. -	Rs. 4,182
FVTPL - Financial asset - Investment in limited liability partnership firm interests	-	-	384	384
FVTPL - Financial asset - Investments in equity securities	-	-	1	1
FVTOCI - Financial asset - Investments in equity securities	1,946	-	-	1,946
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts, net[1]	-	1,673	-	1,673

VIVEK MITTAL
Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:40:25 +05'30'

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2021:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs. 13,263	Rs. -	Rs. -	Rs. 13,263
FVTPL - Financial asset - Investment in limited liability partnership firm interests	-	-	400	400
FVTPL - Financial asset - Investments in equity securities	-	-	1	1
FVTOCI - Financial asset - Investments in equity securities	4,532	-	-	4,532
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts, net[(1)]	-	892	-	892
FVTPL- Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited *(Refer to Note 24 for details)*	-	-	420	420

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As of December 31, 2021 and March 31, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds and market linked debentures, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the nine months ended December 31,		For the three months ended December 31,	
	2021	2020	2021	2020
Net gain recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs. 635	Rs. 2,092	Rs. 623	Rs. 706
Net (loss)/gain recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue	(88)	976	198	59
Net gain/(loss) reclassified from equity and recognized as component of revenue upon occurrence of forecasted transaction	45	69	(41)	162

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of Rs.313 as of December 31, 2021, as compared to a gain of Rs.401 as of March 31, 2021.

(in millions, except share and per share data and where otherwise stated)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 33 to the Consolidated Financial Statements in the Company's Annual Report on Form 20-F for the year ended March 31, 2021 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the "Delaware District Court"), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company's commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit ("the Court of Appeals") affirmed the Delaware District Court's ruling that the Company's generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court's case (U.S. patent numbers 8,603,514 and 8,015,150).

After the Delaware District Court's decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the "New Jersey District Court"), styled Indivior Inc. et al. v. Dr. Reddy's Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior's motion alleged that the Company's generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of U.S. $72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior's petition for rehearing on February 4, 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior's petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior's claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company's generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court's claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company's favor relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on August 24, 2020, pending resolution of Indivior's allegations relating to U.S. patent number 9,687,454.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge's ruling to the District Court Judge and, on August 24, 2020, the District Court Judge denied Indivior's appeal. The District Court granted Indivior's motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on January 29, 2021 and expert discovery closed on September 24, 2021. Indivior has filed a motion for summary judgment that it is immune from antitrust liability under the Noerr-Pennington doctrine and that the Company is not entitled to seek damages in excess of the injunction bond. The Company has filed a motion for summary judgment that Indivior's remaining claims for patent infringement are barred by the doctrines of issue preclusion, claim preclusion, and prosecution laches and that Indivior's damages claim should be limited to a reasonable royalty. Summary judgment briefing closed on January 12, 2022. No trial date has been set.

In addition to the District Court proceeding, on November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the Patent Trial and Appeal Board ("PTAB"). On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on March 3, 2020.

On June 2, 2020, the PTAB issued a final written decision in the Company's favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. Patent No. 9,687,454 ("the '454 patent") were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB's Final Written Decision (" FWD") for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB's FWD on claim 8. In the PTAB appeal, Indivior submitted its principal appeal brief on December 9, 2020. Indivior did not challenge the Board's decision on claims 5 and 12 in its appeal brief. The Company submitted its opening and response brief on February 18, 2021 and Indivior submitted its response and reply brief on March 30, 2021. The Company's reply brief was submitted on April 20, 2021. Oral argument before the U.S. court of appeals for the Federal Circuit occurred on September 1, 2021. On November 24, 2021, a panel of the Federal Circuit issued a decision affirming the PTAB's decision in all respects. On January 26, 2022, Indivior filed a petition with the Federal Circuit seeking rehearing of the panel's decision. If the Federal Circuit's decision takes effect, the only remaining valid claims of the '454 patent to be litigated before the district court will be claims 6 and 8.

The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

Matters relating to National Pharmaceutical Pricing Authority

Litigation relating to Cardiovascular and Anti-diabetic formulations Norfloxacin, India litigation

As previously disclosed, the Company is involved in legal proceedings with India's National Pharmaceutical Pricing Authority regarding allegations on the maximum prices permissible for "specified product" Norfloxacin under applicable price control regulations. A writ petition on this matter filed by the Company is pending with the Delhi High Court, and the matter has been adjourned to February 22, 2022 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India's National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. A writ petition on this matter filed by the Company is pending with the Delhi High Court, and the matter has been adjourned to February 25, 2022 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.342 under "Selling, general and administrative expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Environmental matters

Land pollution

As previously disclosed, the Company is involved in legal proceedings with the Telangana State Pollution Control Board ("TSPCB"), India, regarding collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per certain Operational Guidelines of the TSPCB and on the basis of the judgment of the National Green Tribunal ("NGT"), Chennai, India dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by the CTO-1, CTO-2 and CTO-3 facilities of the Company.

On November 22, 2019, The Hon'ble High Court of Judicature at Hyderabad, India issued an Interim Order which stayed the TSPCB's demand on the condition that the Company deposit Rs.60 as the remediation fee for the fiscal year 2018-2019. The deposit of Rs.60 was made and the Interim Order is continuing. The Hon'ble High Court has disposed off the matter vide its Order dated December 9, 2021 and has granted liberty to the Company to approach the NGT, Chennai.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in these interim financial statements.

Other product and patent related matters

Ranitidine Recall and Litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine ("NDMA") above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were "similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats." See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately.

Individual federal court personal injury lawsuits, as well as various class actions, have been transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 ("MDL-2924"). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 250 lawsuits pending in the MDL-2924. A census registry established in the MDL-2924 includes tens of thousands of claimants who have not filed complaints but are presenting claims for consideration in the MDL-2924 against the many pharmaceutical manufacturers, distributors and retailers which are defendants in the MDL-2924. The MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

VIVEK
MITTAL
Digitally signed by
VIVEK MITTAL
Date: 2022.01.29
10:42:21 +05'30'

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Ranitidine Recall and Litigation (continued)

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers' (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs' failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs then filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed the entirety of plaintiffs' claims against the Company and other generic manufacturers with prejudice. This decision has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

There are several ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021, and a briefing schedule has been entered pursuant to which the defendants will move to dismiss the case.

In November 2020, the City of Baltimore filed a similar action against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore intends to file an amended complaint and the defendants will then move to dismiss the case.

In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants have filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted all such demurrers without leave to amend the pleadings. The People of California have the right to appeal this decision.

In September 2021, two individual plaintiffs filed actions against the Company and other brand and generic manufacturers in Illinois State Court, alleging, among other things, failure to warn, design defect and negligence. Plaintiffs' Motion to Consolidate is fully briefed and awaiting decision, with discovery proceeding thereafter.

In addition in October 2021, two individual plaintiffs filed actions against the Company and other brand and generic manufacturers in Pennsylvania State Court, alleging, among other things, failure to warn, design defect and negligence. The defendants intend to move to dismiss these cases.

Note on Above Complaints and Claims

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

United States Antitrust Multi-District Litigation

As previously disclosed, the Attorneys General for forty-nine U.S. States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company's subsidiary, Dr. Reddy's Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation ("MDL") in the United States District Court for the Eastern District of Pennsylvania, *MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation* (the "MDL-2724"). Some updates on the MDL-2724 litigation are set forth below.

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Antitrust Complaint Filed by Westchester County, New York

On September 21, 2021, a Complaint was filed in the Supreme Court of the State of New York, Westchester County, by Westchester County against the Company and 57 other defendants. The case has been removed to the United States District Court for the Southern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The complaint alleges an overarching conspiracy to fix prices and allocate markets for approximately 294 generic drugs. Of the 294 drugs, the Company is specifically named with respect to 3 drugs: Divalproex, Meprobamate, and Zoledronic Acid. The complaint alleges violations of Sections 1 and 3 of the Sherman Act, Sections 4 and 16 of the Clayton Act, and the Antitrust Statutes of New York, as well as Unjust Enrichment claims under the laws of New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 21 End Payor Entities consisting of AmeriHealth entities and other health insurance companies

On October 21, 2021, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 21 AmeriHealth entities and other health insurance companies, against the Company's U.S. subsidiary and 74 other defendants (consisting of 50 other pharmaceutical companies and 24 individuals). Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company's subsidiary at this time.

Note on Above Complaints and Claims

The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

Veraring Litigation

A Complaint was filed on November 15, 2021 in the Supreme Court of the State of New York, County of New York (trial court level) by Teva Pharmaceutical Industries Ltd. ("Teva") against Dr. Reddy's Laboratories, S.A. (656499/2021). This Complaint was subsequently amended by Teva on January 26, 2022. In its Amended Complaint, Teva alleges that the Company breached the Supply Agreements between the parties, failed to pay carrying costs, and breached the implied covenant of good faith and fair dealing, seeking monetary damages and all other remedies available under law. On January 6, 2022, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law.

The Company believes that it is too early to speculate as to outcome, either with respect to liability or damages, and intends to vigorously defend against the claims made by Teva, while zealously prosecuting its affirmative counterclaims.

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Other matters

Internal Investigation

The Company has commenced a detailed investigation into an anonymous complaint received in September 2020. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company's Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. On July 6, 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company has been responding to the same.

During the three months ended September 30, 2021, the Company shared the report with respect to one jurisdiction with the SEC/DOJ. In the current quarter the Company finalized the reports with respect to certain other countries which will be presented to the SEC/DOJ in due course. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy's Laboratories, Inc., one of the Company's subsidiaries in the United States, received a Civil Investigative Demand ("CID") from the Office of the Attorney General, State of Texas (the "Texas AG") requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company's counsel to request additional information related to the Texas AG's investigation for the time-period of October 1, 2003 through February 29, 2012. The Company continues to cooperate with this investigation.

23. Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the "Scheme") of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.88% of Dr. Reddy's Laboratories Limited (the "Company"). into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal ("NCLT") and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The hearings on the petition took place on April 20, 2021, the Hon'ble NCLT had reserved the issuance of an order pending its review and further analysis. Thereafter, on account of re-constitution of the Hon'ble Bench the matter has been posted again for hearing on February 9, 2022.

(in millions, except share and per share data and where otherwise stated)

24. Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company entered into a Business Transfer Agreement ("BTA") with Wockhardt Limited ("Wockhardt") to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the "Business Undertaking"). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the fiscal year ended March 31, 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there was a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration would be up to Rs.18,500, to be paid as per the following terms:

a) an amount of Rs.14,830 to be paid on the date of closing;

b) an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;

c) an amount of Rs.3,000 (the "Holdback Amount") which shall be released as follows:

- If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company's pharmaceutical portfolio and products in the Indian market.

The transaction was completed on June 10, 2020.

The Company has accounted for the transaction under IFRS 3, "*Business Combinations*".

As of June 30, 2020, the purchase price allocation was preliminary.

During the three months ended September 30, 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars		**Amount**
Cash	Rs.	14,990
Payment through Escrow account		564
Contingent consideration (Holdback Amount)		561
Total consideration	**Rs.**	**16,115**
Assets acquired		
Goodwill		Rs.530
Property, plant and equipment		373
Product related intangibles		14,888
Inventories		466
Other assets		245
Liabilities assumed		
Employee benefits (Gratuity-Rs.70 and Compensated absences- Rs.75)		(145)
Refund liability		(242)
Total net assets	**Rs.**	**16,115**

The total goodwill of Rs.530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired and has been assigned to the Company's Global Generics segment. The entire amount of goodwill is not deductible for tax purposes.

(in millions, except share and per share data and where otherwise stated)

24. Business Transfer Agreement with Wockhardt Limited (continued)

Acquisition related costs amounted to Rs.60 and were excluded from the consideration transferred and were recognized as expense under "Selling, general and administrative expenses" in the consolidated income statements for the fiscal year ended March 31, 2021. The amount of revenues included in the consolidated income statements for the nine months ended December 31, 2020 and for the fiscal year ended March 31, 2021 pertaining to the acquired business since June 10, 2020 was Rs.3,026 and Rs.3,887, respectively.

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the three months ended March 31, 2021, the Company, after taking into account the revenue of the products until twelve months post-closing, re-measured the contingent consideration to Rs.420. Further, after considering the actual revenues for the twelve months period post-closing and corresponding changes, during the three months ended June 30, 2021, the Company re-measured the contingent consideration to Rs.330.

During the three months ended June 30, 2021, the parties entered into an amendment agreement for the transfer of Goods and Services Tax credit ("GST credit") from Wockhardt to the Company, so that the Company can avail and utilize the GST credit immediately upon the transfer.

25. Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

26. The Code on Social Security, 2020

India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

27. Update on the Inspection of facilities from the U.S. FDA

Tabulated below are the details of the recently open U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. The Company responded to the observations and awaiting for the Establishment Inspection Report ("EIR").
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Eight observations were noted. The Company responded to the observations and is awaiting the EIR.

28. Subsequent events

None.

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:45:58 +05'30'

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the "Operating and Financial Review and Prospects" section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2021 and the six months ended September 30, 2021, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management's analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended December 31, 2021 compared to the three months ended December 31, 2020

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,				
	2021		2020		
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	Rs. **53,197**	**100.0%**	Rs. **49,296**	**100.0%**	**8%**
Gross profit	**28,612**	**53.8%**	**26,538**	**53.8%**	**8%**
Selling, general and administrative expenses	15,411	29.0%	14,387	29.2%	7%
Research and development expenses	4,159	7.8%	4,108	8.3%	1%
Impairment of non-current assets	47	0.1%	5,972	12.1%	(99%)
Other income, net	(240)	(0.5%)	(128)	(0.3%)	88%
Results from operating activities	**9,235**	**17.4%**	**2,199**	**4.5%**	**320%**
Finance income, net	289	0.5%	493	1.0%	(41%)
Share of profit of equity accounted investees, net of tax	185	0.3%	151	0.3%	23%
Profit before tax	**9,709**	**18.3%**	**2,843**	**5.8%**	**242%**
Tax expense, net	2,644	5.0%	2,645	5.4%	0%
Profit for the period	Rs. **7,065**	**13.3%**	Rs. **198**	**0.4%**	**3468%**

Revenues

Our overall consolidated revenues were Rs.53,197 million for the three months ended December 31, 2021, an increase of 8% as compared to Rs.49,296 million for the three months ended December 31, 2020.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,				
	2021		2020		
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs. 44,508	84%	Rs. 40,751	83%	9%
Pharmaceutical Services and Active Ingredients (PSAI)	7,271	14%	7,009	14%	4%
Proprietary Products	129	0%	124	0%	4%
Others	1,289	2%	1,412	3%	(9%)
Total	Rs. **53,197**	**100%**	Rs. **49,296**	**100%**	**8%**

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.44,508 million for the three months ended December 31, 2021, an increase of 9% as compared to Rs.40,751 million for the three months ended December 31, 2020. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), India, and "Emerging Markets" (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our "Rest of the World" markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

- an increase of approximately 13% resulting from new products launched during the period;
- an increase of approximately 5% resulting from a net increase in the sales volumes of existing products in this segment; and
- the foregoing was partially offset by a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment's revenues from North America (the United States and Canada) were Rs.18,645 million for the three months ended December 31, 2021, an increase of 7% as compared to Rs.17,394 million for the three months ended December 31, 2020. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 6% in the three months ended December 31, 2021 as compared to the three months ended December 31, 2020.

This increase in revenues was largely attributable to new product launches between January 1, 2021 and December 31, 2021 (such as icosapent ethyl capsules and ertapenem injection) and an increase in volumes of certain of our existing products, which was partly offset by price erosion in certain of our existing products.

During the three months ended December 31, 2021, we launched four new products in the United States, which were carmustine injection, ephedrine sulphate injection, valsartan tablets and venlafaxine extended release tablets.

During the three months ended December 31, 2021, we made one new ANDA filings with the U.S. FDA. As of December 31, 2021, we had 91 filings pending approval with the U.S. FDA, which includes 88 ANDAs and three NDAs filed under section 505(b)(2). Out of these 91 ANDA filings, 45 are Paragraph IV filings and we believe we are the first to file with respect to 24 of these filings.

Europe: Our Global Generics segment's revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues were Rs.4,058 million for the three months ended December 31, 2021, a decrease of 2% as compared to Rs.4,143 million for the three months ended December 31, 2020. This decrease was primarily on account of adverse forex rates. Price erosion in certain of our existing products, was offset by new products launched between January 1, 2021 and December 31, 2021 and an increase in the sales volumes of some of our existing products.

India: Our Global Generics segment's revenues from India for the three months ended December 31, 2021 were Rs.10,266 million, an increase of 7% as compared to Rs.9,591 million for the three months ended December 31, 2020. This increase was attributable to an increase in sales prices of some of our existing products and revenues from new products launched between January 1, 2021 and December 31, 2021, which was partially offset by a decrease in sales volumes of some of our existing products. During the three months ended December 31, 2021, we launched four new brands in India.

According to IQVIA in its report for the three months ended December 31, 2021, our secondary sales in India grew by 9.3% during such period, as compared to the India pharmaceutical market's growth of 10.4%.

Emerging Markets: Our Global Generics segment's revenues from "Emerging Markets" (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our "Rest of the World" markets, including South Africa, China, Brazil and Australia) for the three months ended December 31, 2021 were Rs.11,539 million, an increase of 20% as compared to Rs.9,623 million for the three months ended December 31, 2020.

Russia: Our Global Generics segment's revenues from Russia for the three months ended December 31, 2021 were Rs.4,746 million, an increase of 5% as compared to Rs.4,529 million for the three months ended December 31, 2020. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 2%. The increase in revenues was primarily on account of an increase in sales prices of our existing products and contribution from new products launched between January 1, 2021 and December 31, 2021, partially offset by a decrease in sales volumes of our existing products. Our over-the-counter ("OTC") division's revenues from Russia for the three months ended December 31, 2021 were 46% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended November 30, 2021, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the two months ended November 30, 2021			
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market	
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	20.4%	10.2%	13.6%	3.1%
Over-the-counter (OTC)	19.6%	17.9%	14.6%	1.8%
Total (Rx + OTC)	20.0%	13.1%	14.1%	2.3%

Other countries of the former Soviet Union and Romania: Our Global Generics segment's revenues from other countries of the former Soviet Union and Romania were Rs.2,375 million for the three months ended December 31, 2021, an increase of 11% as compared to Rs.2,147 million for the three months ended December 31, 2020. This increase was largely attributable to additional revenues from new products launched between January 1, 2021 and December 31, 2021 and an increase in sales price of our existing products, partially offset by a decrease in sales volumes of certain of our existing products.

"Rest of the World" Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our "Rest of the World" markets. Our Global Generics segment's revenues from our "Rest of the World" markets were Rs.4,418 million for the three months ended December 31, 2021, an increase of 50% as compared to Rs.2,947 million for the three months ended December 31, 2020. This increase was largely attributable to additional revenues from new products launched between January 1, 2021 and December 31, 2021 and an increase in the sales volumes of our existing products, partly offset by a decrease in prices of our existing products.

Pharmaceutical Services and Active Ingredients ("PSAI")

Our PSAI segment's revenues for the three months ended December 31, 2021 were Rs.7,271 million, an increase of 4% as compared to Rs.7,009 million for the three months ended December 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the additional revenues from new products launched between January 1, 2021 and December 31, 2021.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.129 million for the three months ended December 31, 2021, an increase of 4% as compared to Rs.124 million for the three months ended December 31, 2020.

VIVEK MITTAL
Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:48:01 +05'30'

Gross Profit

Our total gross profit was Rs.28,612 million for the three months ended December 31, 2021, representing 53.8% of our revenues for that period, as compared to Rs.26,538 million for the three months ended December 31, 2020, representing 53.8% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,					
	2021			2020		
	(Rs. in millions)					
		Gross Profit	% of Segment Revenue		Gross Profit	% of Segment Revenue
Global Generics	Rs.	25,731	57.8%	Rs.	23,454	57.6%
PSAI		1,638	22.5%		1,773	25.3%
Proprietary Products		129	100.0%		100	80.6%
Others		1,114	86.4%		1,211	85.8%
Total	**Rs.**	**28,612**	**53.8%**	**Rs.**	**26,538**	**53.8%**

The gross profit margin from our Global Generics segment increased to 57.8% of this segment's revenues for the three months ended December 31, 2021 from 57.6% for the three months ended December 31, 2020. This increase was on account of an increase in the proportion of sales of certain products with higher gross margins and reduction in procurement cost for certain products. This increase was partially offset by price erosion in certain of our products, primarily in the United States and Europe.

The gross profit margin from our PSAI segment decreased to 22.5% of this segment's revenues for the three months ended December 31, 2021, from 25.3% for the three months ended December 31, 2020. This decrease was primarily on account of price erosion in certain of our products and an increase in input costs of some raw materials and increase in inventory provisions.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.15,411 million for the three months ended December 31, 2021, an increase of 7% as compared to Rs.14,387 million for the three months ended December 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

- a 3% increase due to higher selling and advertisement expenses;
- a 2% increase due to higher personnel costs, primarily on account of annual raises;
- a 1% increase due to higher royalty fees; and
- a 1% increase due to higher spending on other costs, including freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 29.0% for the three months ended December 31, 2021 from 29.2% for the three months ended December 31, 2020.

Impairment of non-current assets

Our impairment of non-current assets charge were Rs.47 million for the three months ended December 31, 2021 as compared to a charge of Rs.5,972 million for the three months December 31, 2020 (Refer to Note 10 of the interim financial statements for further details).

Research and development expenses

Our research and development expenses were Rs.4,159 million for the three months ended December 31, 2021, an increase of 1% as compared to Rs.4,108 million for the three months ended December 31, 2020. This increase was primarily on account of higher developmental expenditures on certain projects in our Global Generics segment.

As a proportion of our total revenues, our research and development expenses was at 7.8% for the three months ended December 31, 2021, as compared to 8.3% for the three months ended December 31, 2020.

Other income, net

Our net other income was Rs.240 million for the three months ended December 31, 2021, as compared to net other income of Rs.128 million for the three months ended December 31, 2020.

Finance income, net

Our net finance income was Rs.289 million for the three months ended December 31, 2021, as compared to Rs.493 million for the three months ended December 31, 2020. This decrease in net finance income was due to the following:

- profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.26 million for the three months ended December 31, 2021, as compared to profit on sale of investments of Rs.111 million for the three months ended December 31, 2020;

- net interest income of Rs.47 million for the three months ended December 31, 2021, as compared to net interest income of Rs.69 million for the three months ended December 31, 2020; and

- net foreign exchange gain of Rs.216 million for the three months ended December 31, 2021, as compared to net foreign exchange gain of Rs.313 million for the three months ended December 31, 2020.

Profit before tax

As a result of the above, our profit before tax was Rs.9,709 million for the three months ended December 31, 2021, as compared to Rs.2,843 million for the three months ended December 31, 2020.

Tax expense

Our consolidated weighted average tax rate was 27.1% for the three months ended December 31, 2021, as compared to 93.0% for the three months ended December 31, 2020.

Our effective tax rate for the three months ended December 31, 2020 was significantly higher due to a lower profit base on account of impairment losses of Rs.5,972 million. After adjusting these impairment losses, the adjusted effective tax rate stands at 30% for the three months ended December 31, 2020. The effective tax rate for the three months ended December 31, 2021 was lower as compared to the adjusted tax rate for three months ended December 31, 2020, primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in the proportion of our profits from higher tax jurisdictions).

Our tax expense was Rs.2,644 million for the three months ended December 31, 2021 as compared to Rs.2,645 million for the three months ended December 31, 2020.

Profit for the period

As a result of the above, our net profit was Rs.7,065 million for the three months ended December 31, 2021, representing 13.3% of our total revenues for such period, as compared to Rs.198 million for the three months ended December 31, 2020, representing 0.4% of our total revenues for such period.

Section B:

Nine months ended December 31, 2021 compared to the nine months ended December 31, 2020

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,				
	2021		2020		
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	**Rs. 160,023**	**100.0%**	**Rs. 142,438**	**100.0%**	**12%**
Gross profit	**85,097**	**53.2%**	**77,702**	**54.6%**	**10%**
Selling, general and administrative expenses	46,407	29.0%	40,280	28.3%	15%
Research and development expenses	13,156	8.2%	12,447	8.7%	6%
Impairment of non-current assets	47	0.0%	6,753	4.7%	(99%)
Other income, net	(2,470)	(1.5%)	(395)	(0.3%)	525%
Results from operating activities	**27,957**	**17.5%**	**18,617**	**13.1%**	**50%**
Finance income, net	1,260	0.8%	1,335	0.9%	(6%)
Share of profit of equity accounted investees, net of tax	598	0.4%	301	0.2%	99%
Profit before tax	**29,815**	**18.6%**	**20,253**	**14.2%**	**47%**
Tax expense / (benefit), net	7,122	4.5%	6,639	4.7%	7%
Profit for the period	**Rs. 22,693**	**14.2%**	**Rs. 13,614**	**9.6%**	**67%**

Revenues

Our overall consolidated revenues were Rs.160,023 million for the nine months ended December 31, 2021, an increase of 12% as compared to Rs.142,438 million for the nine months ended December 31, 2020.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,				
	2021		2020		
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs. 133,052	83%	Rs. 115,667	81%	15%
PSAI	23,183	14%	24,067	17%	(4%)
Proprietary Products	1,420	1%	280	0%	407%
Others	2,368	1%	2,424	2%	(2%)
Total	**Rs. 160,023**	**100%**	**Rs. 1,42,438**	**100%**	**12%**

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.133,052 million for the nine months ended December 31, 2021, an increase of 15% as compared to Rs.115,667 million for the nine months ended December 31, 2020. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India, and "Emerging Markets" (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our "Rest of the World" markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

- an increase of approximately 17% resulting from new products launched during the period;
- an increase of approximately 8% resulting from a net increase in the sales volumes of existing products in this segment; and
- the foregoing was partially offset by a decrease of approximately 10% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment's revenues from North America (the United States and Canada) were Rs.54,944 million for the nine months ended December 31, 2021, an increase of 4% as compared to Rs.53,003 million for the nine months ended December 31, 2020. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 4% in the nine months ended December 31, 2021 as compared to the nine months ended December 31, 2020.

During the nine months ended December 31, 2021, we launched 14 new products in North America (the United States and Canada). We launched nine new products in the United States, which are sapropterin dihydrochloride powder for oral solution, albendazole tablets, ertapenem injection, icosapent ethyl capsules, chlordiazepoxide hydrochloride & clidinium bromide capsules, carmustine injection, ephedrine sulphate injection, valsartan tablets and venlafaxine extended release tablets. We also launched five new products in Canada, which are alitretinoin capsules, sodium nitroprusside injection, lenalidomide capsules, ertapenem injection and dasatinib tablets.

Europe: Our Global Generics segment's revenues from Europe were Rs.12,187 million for the nine months ended December 31, 2021, an increase of 6% as compared to Rs.11,448 million for the nine months ended December 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain's Pound sterling, this increase was largely attributable to the new products launched and an increase in the sales volumes of our existing products, partly offset by a decrease in prices of our existing products.

India: Our Global Generics segment's revenues from India were Rs.32,268 million for the nine months ended December 31, 2021, an increase of 29% as compared to Rs.24,975 million for the nine months ended December 31, 2020. During the nine months ended December 31, 2021, we launched twelve new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended December 31, 2021, our secondary sales in India grew by 23.1% during such period, as compared to the India pharmaceutical market's growth of 18.1%.

Emerging Markets: Our Global Generics segment's revenues from "Emerging Markets" (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our "Rest of the World" markets, primarily South Africa, China, Brazil and Australia) for the nine months ended December 31, 2021 were Rs.33,653 million, an increase of 28% as compared to Rs.26,242 million for the nine months ended December 31, 2020.

Russia: Our Global Generics segment's revenues from Russia for the nine months ended December 31, 2021 were Rs.14,015 million, an increase of 19% as compared to Rs.11,779 million for the nine months ended December 31, 2020. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 20%. Our OTC division's revenues from Russia for the nine months ended December 31, 2021 were 47% of our total revenues from Russia.

According to IQVIA, as per its report for the eight months ended November 30, 2021, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2021			
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market	
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	16.7%	9.8%	15.5%	4.2%
Over-the-counter (OTC)	17.9%	16.1%	13.1%	(0.9)%
Total (Rx + OTC)	**17.3%**	**12.0%**	**14.3%**	**0.8%**

Other Countries of former Soviet Union and Romania: Our Global Generics segment's revenues from other countries of the former Soviet Union and Romania were Rs.5,987 million for the nine months ended December 31, 2021, an increase of 8% as compared to Rs.5,524 million for the nine months ended December 31, 2020.

"Rest of the World" Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our "Rest of the World" markets. Our Global Generics segment's revenues from our "Rest of the World" markets were Rs.13,651 million for the nine months ended December 31, 2021, an increase of 53% as compared to Rs.8,939 million for the nine months ended December 31, 2020.

VIVEK MITTAL

Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:51:16 +05'30'

Pharmaceutical Services and Active Ingredients ("PSAI")

Our PSAI segment's revenues for the nine months ended December 31, 2021 were Rs.23,183 million, a decrease of 4% as compared to Rs.24,067 million for the nine months ended December 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to a decrease in sales volumes and price of some our existing products, partially offset by the contribution from new products launched.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.1,420 million for the nine months ended December 31, 2021, an increase of 407% as compared to Rs.280 million for the nine months ended December 31, 2020. This increase was primarily on account of recognition of Rs.1,084 million from a licence fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc., in the nine months ended December 31, 2021.

Gross Profit

Our total gross profit was Rs.85,097 million for the nine months ended December 31, 2021, representing 53.2% of our revenues for that period, as compared to Rs.77,702 million for the nine months ended December 31, 2020, representing 54.6% of our revenues for that period.

	For the nine months ended December 31,			
	2021		2020	
	(Rs. in millions)			
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	Rs. 76,440	57.5%	Rs. 68,665	59.4%
Pharmaceutical Services and Active Ingredients (PSAI)	5,434	23.4%	6,913	28.7%
Proprietary Products	1,406	99.0%	244	87.1%
Others	1,817	76.7%	1880	77.6%
Total	**Rs. 85,097**	**53.2%**	**Rs. 77,702**	**54.6%**

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment decreased to 57.5% of this segment's revenues for the nine months ended December 31, 2021, from 59.4% for the nine months ended December 31, 2020. This decrease was on account of price erosion in certain of our products, primarily in the United States and Europe, and also due to lower export benefits (i.e., tax benefits applicable to exports). This decrease was partially offset by a lower rate of increase in manufacturing overhead costs as compared to sales.

The gross profit margin from our PSAI segment decreased to 23.4% of this segment's revenues for the nine months ended December 31, 2021, from 28.7% for the nine months ended December 31, 2020. This decrease was primarily on account of price erosion in certain of our products, an increase in input costs of some raw materials, increase in provision for inventory and lower export benefit.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.46,407 million for the nine months ended December 31, 2021, an increase of 15% as compared to Rs.40,280 million for the nine months ended December 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

- a 5% increase due to higher selling and advertisement expenses;
- a 4% increase due to higher personnel costs, primarily on account of annual raises;
- a 3% increase due to higher legal and professional expenses; and
- a 3% increase due to higher royalty fees.

As a proportion of our total revenues, our selling, general and administrative expenses were 29.0% for the nine months ended December 31, 2021, as compared to 28.3% for the nine months ended December 31, 2020.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.47 million for the nine months ended December 31, 2021 as compared to a charge of Rs.6,753 million for the nine months December 31, 2020. (Refer to Note 10 of the interim financial statements for further details).

Research and development expenses

Our research and development costs were Rs.13,156 million for the nine months ended December 31, 2021, an increase of 6% as compared to Rs.12,447 million for the nine months ended December 31, 2020. This increase was primarily on account of higher developmental expenditure on certain projects in our Global Generics segment.

Other income, net

Our net other income was Rs.2,470 million for the nine months ended December 31, 2021, as compared to net other income of Rs.395 million for the nine months ended December 31, 2020. The other income was higher for the nine months ended December 31, 2021 primarily on account of recognition of an income of Rs.1,064 million towards sale of all of our rights relating to our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc.

Finance income, net

Our net finance income was Rs.1,260 million for the nine months ended December 31, 2021, as compared to Rs.1,335 million for the nine months ended December 31, 2020. This decrease in net finance income was due to the following:

- profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.243 million for the nine months ended December 31, 2021, as compared to profit on sale of investments of Rs.500 million for the nine months ended December 31, 2020;

- net interest income of Rs.66 million for the nine months ended December 31, 2021, as compared to net interest expense of Rs.13 million for the nine months ended December 31, 2020; and

- net foreign exchange gain of Rs.951 million for the nine months ended December 31, 2021, as compared to net foreign exchange gain of Rs.848 million for the nine months ended December 31, 2020.

Profit before tax

As a result of the above, our profit before tax was Rs.29,815 million for the nine months ended December 31, 2021, an increase of 47% as compared to Rs.20,253 million for the nine months ended December 31, 2020.

Tax expense

Our consolidated weighted average tax rate was 23.9% for the nine months ended December 31, 2021, as compared to 32.8% for the nine months ended December 31, 2020. Our tax expense was Rs.7,122 million for the nine months ended December 31, 2021 as compared to Rs.6,639 million for the nine months ended December 31, 2020.

Our effective tax rate for the nine months ended December 31, 2020 was higher due to a lower profit base on account of impairment losses of Rs.6,753 million. After adjusting these impairment losses, the adjusted effective tax rate stands at 24.6% for the nine months ended December 31, 2020.

The effective tax rate for the nine months ended December 31, 2021 was lower as compared to the adjusted tax rate for the nine months ended December 31, 2020, primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in proportion of our profits from higher tax jurisdictions).

Profit for the period

As a result of the above, our net profit was Rs.22,693 million for the nine months ended December 31, 2021, representing 14.2% of our total revenues for such period, as compared to Rs.13,614 million for the nine months ended December 31, 2020, representing 9.6% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of December 31, 2021:

	Amount (Rs. in millions)		Currency[1]	Interest Rate[2]
Pre-shipment credit	Rs.	16,211	INR	3 Months T-bill +10 bps to 25 bps
Other working capital borrowings		5,120	U.S.$	(1.90)% to (1.80)%[3]
			RUB	6 Months MosPrime + 65 bps
			MXN	TIIE + 1.15%
			INR	3.90% to 4.01%
			BRL	CDI + 1.79%
			UAH	7.25%
Long-term Non-convertible debentures		3,800	INR	6.77%

(1) "INR" means Indian rupees, "U.S.$" means United States Dollars, "RUB" means Russian roubles, "MXN" means Mexican pesos, "BRL" means Brazilian reals and "UAH" means Ukrainian hryvnia.

(2) "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), "T-bill" means the India Treasury Bill interest rate, "MosPrime" means Moscow Prime Offered rate and "CDI" means the Certificado de Depósito Interbancário (a daily average of overnight interbank loans, which is used as an investment benchmark in the Brazilian financial system).

(3) Against some of its intra-group receivables denominated in U.S.$, the parent company obtained post-shipment credits from banks at an interest rate equal to the INR interest rate discounted by the U.S.$/INR forward premium, resulting in a negative U.S.$ interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,			
	2021		2020	
	(Rs. in millions)			
Net cash from/(used in):				
Operating activities	Rs.	18,989	Rs.	24,437
Investing activities		(4,399)		(13,210)
Financing activities		(7,519)		(8,938)
Net increase in cash and cash equivalents	**Rs.**	**7,071**	**Rs.**	**2,289**

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.40,604 million available in credit under revolving credit facilities with banks as of December 31, 2021.

Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.18,989 million for the nine months ended December 31, 2021, as compared to a cash inflow of Rs.24,437 million for the nine months ended December 31, 2020.

The decrease in net cash inflow of Rs.5,448 million was primarily due to an increase in our working capital requirements.

Our average days' sales outstanding ("DSO") as of December 31, 2021, March 31, 2021 and December 31, 2020 were 104 days, 93 days and 96 days, respectively. The increase in our DSO as compared to March 31, 2021 was primarily on account of a reduction in the sale to a bank of our trade receivables in North America (Refer to Note 6 for details).

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.4,399 million and Rs.13,210 million for the nine months ended December 31, 2021 and 2020, respectively. The decrease in net cash outflow was primarily on account of the following:

- the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.11,885 million for the nine months ended December 31, 2021, as compared to Rs.9,302 million for the nine months ended December 31, 2020;
- net proceeds from sale of other investments of Rs.6,814 million for the nine months ended December 31, 2021, as compared to net proceeds from sales of other investments of Rs.10,535 million for the nine months ended December 31, 2020; and
- the payment, in connection with our acquisition of certain business assets from Wockhardt Limited, of Rs.15,514 million for the nine months ended December 31, 2020.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs.7,519 million and Rs.8,938 million for the nine months ended December 31, 2021 and 2020, respectively. The decrease in net cash outflow was primarily on account of the following:

- net repayment of short-term borrowings of Rs.2,083 million for the nine months ended December 31, 2021, as compared to net repayment of short-term and long-term borrowings of Rs.3,290 million for the nine months ended December 31, 2020;
- payments of dividends of Rs.4,146 million for the nine months ended December 31, 2021, as compared to payments of dividends of Rs.4,147 million for the nine months ended December 31, 2020;
- interest payments of Rs.1,032 million for the nine months ended December 31, 2021, as compared to interest payments of Rs.995 million for the nine months ended December 31, 2020; and
- payments of the principal portion of lease liabilities of Rs.584 million for the nine months ended December 31, 2021, as compared to payments of the principal portion of lease liabilities of Rs.565 million for the nine months ended December 31, 2020.

ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Review report of Independent Registered Public Accounting Firm

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:55:04 +05'30'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

Date: January 28, 2022

By: /s/ Parag Agarwal
Name: Parag Agarwal
Title: Chief Financial Officer

VIVEK MITTAL
Digitally signed by VIVEK MITTAL
Date: 2022.01.29 10:55:51 +05'30'

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dr. Reddy's Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy's Laboratories Limited and subsidiaries (the Company) as of December 31, 2021, the related condensed consolidated interim income statements and statements of comprehensive income for the three and nine-month periods ended December 31, 2021 and 2020, the statements of changes in equity and cash flows for the nine-month periods ended December 30, 2021 and 2020, and the related notes (collectively referred to as the "condensed consolidated interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard (IAS) 34, *Interim Financial Reporting* as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2021, the related consolidated income statements, statements of comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes and schedules (not presented herein); and in our report dated June 30, 2021, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of March 31, 2021, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young Associates LLP

Hyderabad, India
January 28, 2022

VIVEK MITTAL

Digitally signed by VIVEK MITTAL Date: 2022.01.29 10:56:30 +05'30'